Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of the Company as of December 31, 2018:

Subsidiary Legal Name	State or other Jurisdiction of Incorporation
Corvus Oncology International, Ltd.	Cayman Islands
Corvus Biopharma International, Ltd	Cayman Islands
Corvus Biotech International, Ltd.	Cayman Islands
Corvus Therapeutics International, Ltd.	Cayman Islands